Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated October 15, 2010, except as to Note 22, which will be signed when the transaction referred to in Note 22, Reverse Stock Split Ratio, of the Notes to Consolidated Financial Statements has been consummated with respect to the consolidated financial statements and schedules of CBaySystems Holdings Limited and subsidiaries, included herein. We consent to the use of the aforementioned report above, which will be signed when the transaction referred to has been consummated, in this Registration Statement and Prospectus on Form S-1 and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON
Mumbai, India
January 3, 2011